Filed by QLT Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company:  Aegerion Pharmaceuticals, Inc.

Commission File No.:  001-34921

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT AEGR - Aegerion Pharmaceuticals Inc & QLT Inc Agree to Strategic Merger Call EVENT DATE/TIME: JUNE 15, 2016 / 12:30PM GMT

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JUNE 15, 2016 / 12:30PM GMT, AEGR - Aegerion Pharmaceuticals Inc & QLT Inc Agree to Strategic Merger Call

CORPORATE PARTICIPANTS

Amanda Murphy Aegerion Pharmaceuticals, Inc. - Associate Director of IR

Mary Szela Aegerion Pharmaceuticals, Inc. - CEO

Geoffrey Cox QLT Inc. - Interim CEO

Greg Perry Aegerion Pharmaceuticals, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

Jessica Fye JPMorgan - Analyst

Jeff Chen Cowen and Company - Analyst

Brett Larson Leerink Partners - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen and welcome to the Aegerion Pharmaceuticals and QLT update conference call.

(Operator Instructions)

I would now like to introduce your host for this conference call Ms. Amanda Murphy, Associate Director of Investor and Public Relations. You may begin, ma’am.

Amanda Murphy  - Aegerion Pharmaceuticals, Inc. - Associate Director of IR

Good morning everyone. Thank you for joining us on short notice for today’s special call which we have scheduled for 45 minutes. With me on the call today are Mary Szela, Chief Executive Officer of Aegerion; Dr. Geoffrey Cox, interim Chief Executive Officer of QLT; Greg Perry, Chief Financial and Administrative Officer of Aegerion; and Jason Aryeh, Chairman of QLT.

Please note that we have slides posted in conjunction with this webcast which supplement some of the information we will be discussing during today’s call. These slides, as well as the press release issued this morning, are available on the investor relations section of both companies’ websites and will be filed with the SEC.

Today we will be making forward-looking statements regarding, among other things, the proposed transaction between QLT and Aegerion, the timing and financial and strategic benefits thereof, the expected impact of the transaction and private placement investment on the cash balance of the companies following the proposed merger, the future strategies for the companies, plans and expectations and the anticipated timing of clinical trials and approvals for and the commercial potential of the Company’s products and product candidates. It is possible that actual results could be materially different from our current expectation.

Please note that, except as required by applicable law, we are under no obligation to update the information contained in these forward-looking statements even if actual results or future expectations change materially. We ask you to please refer to the cautionary statements contained in our SEC filings for a more detailed explanation of the inherent limitations of such forward-looking statements.

At the conclusion of the prepared remarks, we will open the call up for questions. I will now turn the call over to Mary Szela, Chief Executive Officer of Aegerion.

Mary Szela  - Aegerion Pharmaceuticals, Inc. - CEO

Thanks, Amanda, good morning. Earlier this morning we issued a joint press release announcing that we’ve entered into a definitive merger agreement with QLT, an ophthalmic biotechnology Company based in Vancouver focused on treating rare diseases.

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JUNE 15, 2016 / 12:30PM GMT, AEGR - Aegerion Pharmaceuticals Inc & QLT Inc Agree to Strategic Merger Call

We also announced that following closing of the proposed merger, QLT as parent Company plans to change its name to Novelion Therapeutics Inc. We are pleased that several existing and new shareholders will provide a significant investment of new capital into QLT and have agreed to vote for this compelling merger.

I want to begin today’s call with a few introductory words before turning the call over to Geoffrey Cox, interim Chief Executive Officer of QLT who will introduce QLT and further describe QLT091001, its Zuretinol acetate late-stage pipeline asset, and Greg Perry who will walk through the deal structure and some of the financial considerations of this merger.

As you are all aware, five months ago the Aegerion management team and I unveiled a roadmap to reimagine our Company, detailing critical steps for stabilizing Aegerion, unlocking value and driving future growth. We have now made significant progress addressing some of the immediate issues facing the Company including liquidity, working to repair our reputation and realigning our organization. Today’s announcement represents our commitment to achieving the transformative impact pillars of the strategy we outlined in February and bolstering our pipeline through business development initiatives.

Our global commercial capabilities in rare diseases and our patient support services are important components of the orphan drug business model. And we believe a transaction with QLT that leverages cash position and pipeline assets would create a strong platform for reimagining the Company and accelerating our potential revenue growth and profitability.

If you could turn to slide 4, we believe a transaction with QLT is highly complementary and that Novelion would be a strong rare disease focused organization with a diversified portfolio consisting of Aegerion’s two commercially branded products, JUXTAPID and MYALEPT, and QLT’s Zuretinol, a Phase 3-ready ultra-orphan asset being developed for the treatment of inherited retinal disease caused by underlying mutations in RPE65 or LRAT genes, which indication comprises leber congenital amaurosis and retinitis pigmentosa.

The addition of Aegerion’s business to QLT’s organization is strong, strategic fit as it allows QLT access to a rare disease Company with the capability to progress and then if approved commercialize the retinoid program. It addresses Aegerion’s capital needs and provides a new potential growth driver. It also allows the new Company to leverage Aegerion’s global commercial infrastructure and affords Aegerion the ability to transition its core business to potentially generate positive cash flow from operations in 2017.

We believe Novelion’s portfolio of JUXTAPID, MYALEPT and if approved the Zuretinol asset carry the potential for up to $500 million in global peak sales annually, including up to an estimated $100 million from JUXTAPID, $200 million to $250 million from MYALEPT and $200 million from QLT091001. At the core of QLT is its promising Zuretinol asset. QLT is developing a synthetic retinoid for the treatment of LCA and RP, severe inherited retinal degenerative diseases that cause progressive vision loss starting in childhood and ultimately lead to inevitable blindness.

Currently there are no FDA or EMEA approved pharmacologic treatments for either of these conditions. By leveraging QLT’s retinoid clinical development team and Aegerion’s commercial and clinical capabilities we can, if QLT’s product candidate is approved, address a significant unmet medical need complementing Aegerion’s existing portfolio of commercial products.

Based on clinical trial data to date, we believe this asset has meaningful potential value as an oral, chronic treatment providing improvement in functional visual endpoints without surgical intervention with a unique mechanism of action and a safety profile that’s consistent with the safety profile of the well-known retinoid class of drugs. This merger provides Novelion with significant liquidity with an anticipated unrestricted pro forma cash balance of more than $100 million assuming completion of the transaction by the end of Q3 in 2016.

As described above, the Novelion’s cash position will be augmented by approximately $22 million in equity raised through a syndicate comprised of existing QLT and Aegerion investors as well as new investors. We believe that this cash position will provide capacity to fund clinical development and future potential business development opportunities while also positioning us to achieve important anticipated milestones across our commercial and late-stage portfolio, including potential regulatory approval in Japan for JUXTAPID and potential regulatory filings in Europe for MYALEPT.

It also allows us to explore the potential of additional opportunities to further expand our pipeline assets and spur future growth. Additionally, it provides us with time to reconfigure Aegerion’s core business with the goal to deliver positive operating cash flow in 2017. Importantly, the transaction structure does not trigger a repayment obligation with respect to Aegerion’s outstanding convertible senior notes.

Now if you could turn to slide 5, we believe that Novelion will be a strong global rare disease focused Company with meaningful synergies. Now I’d like to talk for a moment about what Novelion would look like. Following the close of the transaction, Novelion would be headquartered in Vancouver, British Columbia, Aegerion would be a fully owned indirect subsidiary of QLT and would continue to have its operational center in Cambridge, Massachusetts.

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JUNE 15, 2016 / 12:30PM GMT, AEGR - Aegerion Pharmaceuticals Inc & QLT Inc Agree to Strategic Merger Call

Novelion as the parent Company is expected to continue to trade on NASDAQ and the Toronto Stock exchange. I will become CEO of Novelion, Novelion’s Board of Directors will have 10 members including four Aegerion designees, four QLT designees and two shareholder representatives, one from Broadfin Capital and the other from Sarissa capital management.

Now I’d like to turn the call over to Geoff Cox, QLT’s interim CEO.

Geoffrey Cox  - QLT Inc. - Interim CEO

Good morning, everyone, and thank you, Mary. It’s great to be here with you this morning as we announce this compelling merger that we believe represents a significant upside opportunity for investors of both companies.

Since the election of the current QLT Board it’s been our strategy to join forces with a strategic industry partner with a diversified portfolio and the infrastructure and market access capabilities to fulfill our objective of leveraging our cash, tax and general corporate assets to maximize the value of our retinoid program. We believe Aegerion and QLT complement each other well and we are confident that Aegerion has the right commercial orphan drug experience and skill set and the global commercial infrastructure needed to pursue the possibility of realizing significant value from further development of our retinoid product Zuretinol.

We believe that this transaction also solves a key diversification issue for QLT. The transaction with Aegerion presents an opportunity to help reduce investor risk by being part of a larger, more diversified organization and with a more liquid stock.

This merger is structured to allow our shareholders to realize value for our retinoid program as well as the Aegerion portfolio. And with retention of a majority of ownership of the Company following the merger, QLT shareholders will also be able to participate in the growth and value creation that we believe Novelion is poised to deliver.

One of the great potential benefits of this merger is that Novelion can leverage the strong Aegerion leadership team. And from our very first discussions I’ve been consistently impressed with Mary and her team. It’s clear to me they have a strong understanding and appreciation of our retinoid product and its potential.

We believe the strong investor support shows that I am not alone in this assessment. Aegerion has taken significant strides since Mary assumed leadership of the organization. And I look forward to the opportunity to work with Mary to drive Novelion to the next level.

Now I also realize that with today’s announcement, some of you on the call may be hearing about QLT and its pipeline asset for the first time. So I’d like to give you some background on inherited retinal disease caused by underlying mutations in RPE65 or LRAT genes, IRD which indication comprises leber congenital amaurosis or LCA and retinitis pigmentosa RP.

If you would turn to slide 6, LCA and RP with LRAT and RPE65 mutations prevent adequate functioning of the visual cycle, resulting in progressive vision loss starting in childhood and leading to inevitable blindness. There are currently no US FDA or European medicines agency approved pharmacologic therapeutic treatments available to treat LCA or RP.

As you can see on slide 7, we estimate that there are proximally 2,000 patients in the US and the three major EU markets who have RPE65 or LRAT in the 2015 prevalent population of RP and LCA patients. As a subset of LCA and RP, these patients are known to progress more rapidly with complete blindness occurring as early as their early 20s for LCA patients. Worldwide we estimate there are approximately 2,000 to 3,000 RP patients and approximately 1,000 to 2,000 LCA patients.

Turning to slide 8, we believe that QLT’s retinoid asset may be well-positioned to meet the significant unmet need in these patients given its unique therapeutic profile. Zuretinol acetate is being studied as a replacement therapy for a missing key component of the visual cycle, 11-cis-retinal, both in LCA and RP patients with RPE65 or LRAT gene defects.

It’s an oral titratable product that has a familiar safety profile and as shown in clinical trials to date, the potential to achieve significant improvement in visual function and acuity as an alternative to gene therapy. If approved, we believe Zuretinol could achieve a first-line treatment position for LCA and RP, potentially providing meaningful improvements in visual function as a chronic medication.

Zuretinol has the potential to treat the entire retinal area of both eyes due to its oral route of administration which distinguishes it from other therapies in development for LCA and RP such as gene therapy. Additionally, several key industry leaders highlighted that its oral dosing would, if approved, differentiate it as a potential therapy, particularly for patients who may not be amenable to more invasive options, such as younger children, due to intraocular surgical difficulties in underdeveloped

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JUNE 15, 2016 / 12:30PM GMT, AEGR - Aegerion Pharmaceuticals Inc & QLT Inc Agree to Strategic Merger Call

eyes. We believe this can result in a potentially substantial value proposition for the retinoid program if further clinical data from our Phase 3 study establishes safety and efficacy in treatment of children.

As you can see in slides 9, 10 and 11, there is clinical data supporting Zuretinol’s potential efficacy. We are encouraged by QLT’s previous single and repeat dose studies to observe clinically meaningful improvements in visual function in IRD subjects, particularly as measured by increases in a patient’s visual field.

On slide 11, you can see an example of an LCA patient’s visual function after repeated dosing of Zuretinol which appears to demonstrate marked improvement in Goldmann Visual Field after each dosing course. For demonstration purposes, the sample patient described is a patient with the most marked pattern of visual field treatment response.

QLT recently reported the results of its retrospective natural history study and continues to explore the possibility of submitting an MAA in the EU for conditional approval of IRD prior to its plans to submit to both the FDA and EMA for full approval of IRD in 2019. The retinoid program is expected to advance to Phase 3 clinical trials in the third quarter of 2016.

As slide 12 outlines, both companies anticipate significant news flows through 2019. Aegerion remains on track with upcoming milestones for JUXTAPID and MYALEPT, which includes an expected EMA filing for MYALEPT in generalized liver dystrophy, GLD, and severe partial liver dystrophy, SPL, expected by the end of 2016 and the anticipated launch of JUXTAPID in Japan in the first half of 2017.

We clearly hope to leverage the resources of both companies to successfully progress and if approved commercialize this program not only in the USA, Canada and the EU but on a global basis. In summary, the proposed transaction with Aegerion achieves virtually all of the principal goals and objectives of QLT’s strategic review process.

And with that I’d like to turn the call over to Greg Perry, Chief Financial and Administrative Officer of Aegerion, to go over some additional details of the proposed transaction. Greg?

Greg Perry  - Aegerion Pharmaceuticals, Inc. - CFO

Thank you, Geoff. And please let me add my welcome to everyone on the call this morning.

As described earlier under the terms of the merger agreement Aegerion would become a wholly-owned, indirect subsidiary of QLT and each existing share of Aegerion common stock would be converted into the right to receive 1.0256 Novelion common shares. As a result of the structure of this transaction, a repayment obligation with respect to Aegerion’s outstanding convertible notes will not be triggered.

The exchange ratio for the transaction is subject to certain adjustments of Aegerion’s previously disclosed securities class-action litigation. And Department of Justice and Securities and Exchange Commission investigations are resolved above certain negotiated thresholds prior to closing.

In the (technical difficulty) class-action litigation or DOJ and SEC investigations are not settled prior to closing, and in order to mitigate the risk of certain losses from these outstanding matters after transaction close, QLT will enter into a warrant agreement pursuant to which warrants will be issued to QLT shareholders and the investors that would be exercisable for additional Novelion shares if the class-action litigation or DOJ and SEC investigations are subsequently resolved for amounts in excess of negotiated thresholds.

As noted previously, in connection with the proposed merger transaction, an investor syndicate will subscribe to purchase approximately 22 million in shares of QLT common stock for a purchase price of $1.76 per share. These commitments would provide additional available cash to support Novelion’s clinical development programs, future operations and targeted business development initiatives.

Each of the investors in the syndicate has agreed to vote its shares in QLT and Aegerion in favor of the transaction. Following completion of the proposed merger, QLT shareholders, including the investors who are investing in QLT immediately prior to the closing, are expected to own approximately 67% and current Aegerion shareholders will own approximately 33% of Novelion’s common stock.

Concurrent with the signing, Aegerion and QLT have entered into a loan agreement under which QLT has agreed to loan Aegerion up to $15 million for working capital. Aegerion has borrowed $3 million in connection with execution of the merger agreement and may borrow up to $3 million per month in subsequent months subject to certain terms and conditions if and to the extent such amounts are necessary in order for Aegerion to maintain an unrestricted cash balance of $25 million.

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JUNE 15, 2016 / 12:30PM GMT, AEGR - Aegerion Pharmaceuticals Inc & QLT Inc Agree to Strategic Merger Call

Subject to successful shareholder votes at both companies an expiration or termination of the waiting period under Hart-Scott-Rodino Antitrust Improvements Act, the approval of the stock exchanges and satisfaction or the waiver of other closing conditions we expect the transaction to close late in the third quarter or in the fourth quarter of 2016.

And now I will turn it back over to Mary for some concluding remarks.

Mary Szela  - Aegerion Pharmaceuticals, Inc. - CEO

Thanks, Greg. Now before we take your questions I would like to reiterate a key point. The management team and I have outlined an aggressive strategy to transform our Company back into a high-performing rare disease Company.

Over the past five months we have executed against this strategy efficiently and effectively and we’ve begun to stabilize our business. Today’s announcement represents an opportunity for a fresh start. The transaction with QLT would create a platform that we intend to continue to build on and which we believe will yield significant future growth.

Hopefully Geoff’s commentary provided some insight into QLT’s Zuretinol development program and helps you understand why we’re so excited about the potential for this treatment. Lastly, I want to reiterate how proud we are to have such a strong shareholder support for this transformational transaction and the validation of other experienced, high-quality healthcare investors. The significant investment of new capital being made by 10 reputable, existing and new shareholders into QLT in connection with this merger underscores the strategic merits of the proposed deal and its potential to create significant shareholder value.

Now I will ask the operator to open the line for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Jessica Fye, JPMorgan.

Jessica Fye  - JPMorgan - Analyst

Hey there, good morning. Thanks for taking my questions.

I have a couple just on the kind of financial outlook for the combined Company. Specifically thinking about R&D spend for the combined Company in 2017 once you move this asset into Phase 3, will that step up to sort of a run rate or will it continue to ramp beyond 2017?

And I guess the reason I’m asking is because I think previously you had said you expect to be cash flow positive in 2017. Is that still the case or should we assume that the incremental R&D spend would flip you to slight cash burn?

Question two is does being a subsidiary of a Canadian Company have any implications for the longer-term tax rate? And question three is just given that there’s a pretty substantial change in JUXTAPID guidance from when you first gave it to the 1Q update, can you just confirm that you’re on track to meet your 1Q JUXTAPID guidance?

Greg Perry  - Aegerion Pharmaceuticals, Inc. - CFO

Hey, Jessica, it’s Greg. Let me take a first crack at that and then folks can jump in.

So I think in terms of the way to think about the guidance we’ve provided in the first-quarter financial results call, we’re still working very aggressively to achieve in the core Aegerion business a business plan that delivers operating cash flow positivity in 2017. So that’s how I would look at that.

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JUNE 15, 2016 / 12:30PM GMT, AEGR - Aegerion Pharmaceuticals Inc & QLT Inc Agree to Strategic Merger Call

And then obviously bringing in a development program will impact that. So that would probably tip the total Company into a negative cash flow but we will have sufficient financial resources to manage that program for sure.

I think the second thing in terms of talking about the Canadian domicile, I mean the key driver of this merger is clearly the strategic combination and how the two companies really fit together well in terms of what each Company needs and the ability for each of the companies to leverage those needs. So from that standpoint we’ve structured the transaction, the QLT is a Canadian Company, we’ve structured the transaction to work hard to maintain the Canadian domicile but the driver of this transaction is clearly the value we see in the retinoid asset and the capabilities of Aegerion.

And then lastly in terms of guidance we’re not really updating guidance at this time. But I think the things that we talk about on the financial results call, and Mary can provide additional color in terms of the JUXTAPID base and MYALEPT base, we’re very much focused on stabilizing JUXTAPID and growing MYALEPT.

Geoffrey Cox  - QLT Inc. - Interim CEO

This is Geoffrey Cox here. If I can just add one more point.

Of course, QLT is bringing significant cash to the transaction. And there is, therefore, sufficient cash in the new Company to enable us to pursue the development of the retinoid product through its pivotal study, the Phase 3 study which we’re contemplating in initiating in Q3 this year. So that’s very important for QLT shareholders as well.

Jessica Fye  - JPMorgan - Analyst

Okay, great. So for 2017 R&D spend, just kind of broad strokes can you comment on how we should think about that?

Greg Perry  - Aegerion Pharmaceuticals, Inc. - CFO

At this time we’re not providing guidance, Jessica. That’s something that will come up down the line.

Jessica Fye  - JPMorgan - Analyst

Okay. Just coming back to that tax question, I realize this is not like the reason you are doing this, but does that have any implications when you’re ultimately a long-term taxpayer does that affect your tax rate?

Greg Perry  - Aegerion Pharmaceuticals, Inc. - CFO

I think it does. Obviously Novelion will be a Canadian domiciled Company. And so to the extent business operations, economics are flowing through Novelion, they would have benefit of that tax rate.

Jessica Fye  - JPMorgan - Analyst

Okay, got it. Thank you.

Operator

Jeff Chen, Cowen and Company.

Jeff Chen  - Cowen and Company - Analyst

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JUNE 15, 2016 / 12:30PM GMT, AEGR - Aegerion Pharmaceuticals Inc & QLT Inc Agree to Strategic Merger Call

Hi, thanks for taking my question. I just have one in terms of the capital structure, specifically how you will treat the Silicon Valley debt. I believe there’s like $25 million unrestricted cash.

Greg Perry  - Aegerion Pharmaceuticals, Inc. - CFO

So the debt cash remains unrestricted cash. We did receive an extension of the forbearance from Silicon Valley Bank as a result of entering into this merger agreement. We’ve had significant discussions.

And the relationship there is very cordial and very supportive. And so I think as we progress towards a closing we will have opportunity to continue to discuss the term loan that Aegerion has with SVB and provide an opportunity, perhaps find SVB able to support the new Company in terms of a potential renegotiation of that term loan.

Jeff Chen  - Cowen and Company - Analyst

Thanks very much.

Operator

Joseph Schwartz, Leerink Partners.

Brett Larson  - Leerink Partners - Analyst

Good morning, everybody. This is Brett Larson in for Joe this morning. A quick question, going forward if everything moves as planned, which disease areas will be the focus of further pipeline development whether that’s through further business development or internal investment?

Mary Szela  - Aegerion Pharmaceuticals, Inc. - CEO

This is Mary. Frankly we haven’t focused exclusively in a therapeutic area. A profile of how we look at business development opportunities are what products provide significant value to patients and to payers and that’s our main criteria.

So we’re not exclusively focused on any particular therapeutic area. We think the rare disease model is applicable to many therapeutic areas. It’s more a function of the value of the compound or the opportunity that it brings to patients.

Brett Larson  - Leerink Partners - Analyst

Okay, great. Thank you.

Operator

And I’m not showing any further questions at this time. I’d like to turn the call back over to Mary for closing remarks.

Mary Szela  - Aegerion Pharmaceuticals, Inc. - CEO

Thank you everyone for joining us today. We look forward to updating you on our progress.

Operator

Ladies and gentlemen, this does conclude today’s presentation. You may now disconnect and have a wonderful day.

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JUNE 15, 2016 / 12:30PM GMT, AEGR - Aegerion Pharmaceuticals Inc & QLT Inc Agree to Strategic Merger Call

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